Bull Horn Holdings Corp.

801 S. Pointe Drive, Suite TH-1

Miami Beach, Florida 33139

October 15, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 3030

Washington, D.C. 20549

Attention: Amy Geddes

Re:	Bull Horn Holdings Corp.
Registration Statement on Form S-1, as amended
Filed September 21, 2020
File No. 333-248940

Dear Ms. Geddes:

On October 13, 2020, Bull Horn Holdings Corp. (the “Company”) requested acceleration of the effective date of the above-referenced Registration Statement so that it would become effective at 4:00 p.m. (New York time) on October 15, 2020, or as soon thereafter as practicable. The Company hereby withdraws such request.

Very truly yours,

/s/ Robert Striar
Robert Striar
Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP
White & Case LLP